Exhibit 99.2


                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)

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                                                                                         JUNE 30,      MARCH 31,
                                                                                       ------------  -------------
                                                                                           2006           2006
                                                                                       ------------  -------------
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ASSETS

   Cash, cash equivalents, short-term bank deposits and marketable securities              179,045        159,906
   Trade receivables, net                                                                  106,052        120,869
   Related party trade receivables                                                           6,553          4,637
   Inventories                                                                              84,110         75,647
   Other accounts receivable and prepaid expenses                                           13,561         12,401
   Severance pay funds                                                                       5,579          5,021
   Long-term investments and long-term receivables                                           5,294          5,696
   Property and equipment, net                                                              35,723         31,288
   Deferred purchase credits                                                                89,658         93,715
   Other assets, net                                                                        42,030         41,072
                                                                                       ------------  -------------
Total assets                                                                               567,605        550,252
                                                                                       ============  =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
   Trade payables                                                                           80,768         84,407
   Excess of losses over investment in equity method affiliate                               5,188          3,853
   Deferred revenues                                                                         6,567          1,333
   Other accounts payable and accrued expenses                                              35,877         28,918
                                                                                       ------------  -------------
Total current liabilities                                                                  128,400        118,511
                                                                                       ------------  -------------

LONG-TERM LIABILITIES:
   Convertible Senior Notes                                                                 71,431         71,401
   Accrued severance pay                                                                     7,458          6,249
   Other long-term liabilities                                                               3,649          3,994
                                                                                       ------------  -------------
Total long-term liabilities                                                                 82,538         81,644
                                                                                       ------------  -------------

MINORITY INTEREST  IN SUBSIDIARY                                                               590          2,782
                                                                                       ------------  -------------

SHAREHOLDERS' EQUITY

   Share capital                                                                                10             10
   Additional paid-in capital                                                              341,208        335,854
   Accumulated other comprehensive income                                                    4,228          3,953
   Retained earnings                                                                        10,631          7,498
                                                                                       ------------  -------------
Total shareholders' equity                                                                 356,077        347,315
                                                                                       ------------  -------------

Total liabilities and shareholders' equity                                                 567,605        550,252
                                                                                       ============  =============
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